UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2019

BREWDOG USA INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10532

Delaware

(State or other jurisdiction of

incorporation or organization)

47-3649817

(I.R.S. Employer Identification No.)

65 E State St, Suite 1800

Columbus, Oh 43215

(Address of principal executive offices)

614-908-3051

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

10

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") and its subsidiaries were formed for the general purpose of brewing and retailing craft beer in the United States. BrewDog has constructed a brewing facility in Columbus, Ohio that has been operational since April 2017. A taproom and a craft beer themed hotel were opened at the brewing facility in Columbus in February 2017 and August 2018, respectfully. BrewDog has also opened two bars in the Short North and Franklinton neighborhoods of Columbus, Ohio in 2018. BrewDog has plans to open three additional bars in Indianapolis, Indiana; Cincinnati, Ohio; and Pittsburgh, Pennsylvania, and these venues will be operational by late-2019 or early 2020. BrewDog has 146 full time employees and 65 part-time employees as of June 30, 2019.

BrewDog’s mission is the first element of the BrewDog charter:

•Our mission is to make other people as passionate about great craft beer as we are.

•We make things that we love. Ourselves. From scratch.

•We are community owned and fiercely independent.

•We are committed to being a great employer.

•We want to show that business can be a force for good.

Management’s discussion and analysis of financial condition and results of operations as of December 31, 2018 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000170373219000002/brewdogonek.htm

A.Operating Results Overview

BrewDog USA Inc. (“BrewDog” or the “Company” “Us” or “We”) was formed on April 22, 2015, as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog is majority owned by BrewDog Plc, a United Kingdom company. BrewDog has built a brewery in Columbus, Ohio to manufacture its craft beer for national distribution across the U.S., as well as wholesale and retail sales and also to operate local retail bar/restaurant establishments, which may have small brewing facilities on site that will operate under the name “BrewDog” and will sell BrewDog beer, along with food items.

Results of Operations

The period of January 1, 2019 to June 30, 2019

Revenue. Total revenue for the period of January 1, 2019 to June 30, 2019 was $12,436,722 primarily in wholesale craft beer sales and drink and food sales from our bars.

Cost of Sales. Cost of sales for the period of January 1, 2019 to June 30, 2019 was $7,353,285.

Cost of sales for the period comprised of Brewery raw material costs, packaging costs, manufacturing labor and overhead as well as Bar drink and food purchases and labor for preparing and serving.

Administrative Expenses. Operating expenses for the period of January 1, 2019 to June 30, 2019 were $4,242,162. Operating expenses for the period were comprised of organization costs as well as attorney fees, accounting fees, payroll, web site development, real estate taxes and insurance.

Net Loss. Net loss for the period of January 1, 2019 to June 30, 2019 was $(790,416). This net loss was the result of operating expenses exceeding early stage operating revenues.

B.Liquidity and Capital Resources

We had net cash of $1,517,688 at June 30, 2019.

During the period of January 1, 2019 to June 30, 2019, operating activities used $(26,464) primarily due to increases in working capital partially offset by profits generated before depreciation expense.

Cash used by investing activities relating to capital expenditures during the period of January 1, 2019 to June 30, 2019 was $(711,361). Cash provided by financing activities during the period of January 1, 2019 to June 30, 2019 was $1,530,550 related to advances from BrewDog Plc and proceeds of the sale of stock. Since inception, our capital needs have primarily been met by BrewDog Plc.

C.Plan of Operations

Our plan of operation for the period of January 1, 2019 to June 30, 2019 is as follows:

In 2019, we have expanded the distribution of our craft beer to 12 states and the District of Columbia. We plan to continue state expansion throughout 2019. Beginning in February 2018, the company entered into a contract brewing arrangement with a regional craft brewery whereby we produce and package their beer brands. We plan to continue to contract brew throughout 2019. We continue to operate the taproom at the Columbus brewery and have opened two BrewDog Bars in Columbus, Ohio. In addition, we also opened the BrewDog Hotel, the world’s first craft beer themed hotel, located at the Columbus brewery. We plan to open three new bars in 2019. We have hired and plan to hire staff to run our business and to help us follow through on our business plans.

D.Trend Information

Based on the results in up until June 30, 2019, BrewDog believes there is a market for its products in North America. However, it is difficult to predict changing consumer preferences in craft beer. If we are unable to react to changing consumer preferences, our sales could decrease. Additionally, BrewDog sells its beer within a three-tier system consisting of manufacturers, distributors and retailers. BrewDog competes for a share of the distributor's attention, time and selling efforts. In retail establishments, BrewDog competes for shelf space and tap handle placement. Failure to maintain distributor's attention or retail space could cause sales to decrease. If the market price for hops, malt, barley or other brewing ingredients rises, BrewDog's product cost will rise and potentially threaten the Company's ability to meet profitability and/ or demand.  It is important for BrewDog to continue to secure funding in order to grow the business and expand its offerings to meet consumer preferences.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (ASC Topic 606), which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. On January 1, 2018, we adopted the requirements of ASC Topic 606 and all the related amendments to all of our contracts using the modified retrospective method. Upon completing our implementation assessment of Topic ASC 606, we concluded that no adjustment was required to the opening balance of retained earnings at the date of initial application. The comparative information has also not been restated and continues to be reported under the accounting standards in effect for those periods. Additional disclosures required by ASC Topic 606 are presented within the aforementioned Revenue Recognition policy disclosure. We recognize revenue on Brewery product sales to distributors or through self-distribution at the time when the product is shipped and control of the product is transferred to the customer according to the shipping terms. Revenue from the Brewery Taproom and two bars are recognized as revenue at the point of the delivery of meals and services. Company sales are presented net of sales tax.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Other Information

None.

Item 3.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF BREWDOG USA INC.
Interim Consolidated Balance Sheet as of June 30, 2019 (unaudited) and December 31, 2018 (audited)	6
Interim Consolidated Income Statements for the Six Months Ended June 30, 2019 (unaudited) and for the Six Months Ended June 30, 2018 (unaudited)	7
Interim Consolidated Statement of Shareholder's Equity as of June 30, 2019 (unaudited)	8
Statements of Cash Flows for the Six Months Ended June 30, 2019 (unaudited) and for the Six Months Ended June 30, 2018 (unaudited)	9
Notes to Consolidated Financial Statements	10-20

BrewDog USA Inc.

Consolidated Balance Sheets

As of June 30, 2019 (unaudited) and December 31, 2018 (audited)

	June 30, 2019	December 31, 2018
	$	$
Assets
Cash and cash equivalents	1,517,688	724,963
Inventories	1,864,797	1,498,848
Prepaid expenses and other current assets	1,375,145	704,300
Total current assets	4,757,630	2,928,111

Property and equipment, net	39,097,204	39,679,289
Operating right-of-use assets	3,613,719	0
Total non-current assets	42,710,923	39,679,289

Total Assets	47,468,553	42,607,400

Liabilities and stockholder's equity
Accruals and other current liabilities	5,022,407	4,356,521
Current operating lease liabilities	330,905	0
Accounts payable - BrewDog plc	39,516,396	38,592,154
Total current liabilities	44,869,708	42,948,675

Deferred tax liability	672,018	818,100
Other non-current liabilities	116,853	129,357
Non-current operating lease liabilities	3,282,814	0
Total non-current liabilities	4,071,685	947,457

Common stock	65,082	64,947
Additional paid-in capital	9,889,091	9,282,918
Accumulated deficit	(11,427,013)	(10,636,597)
Total stockholders’ deficit	(1,472,840)	(1,288,732)

Total liabilities and stockholders’ deficit	47,468,553	42,607,400

See Accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Comprehensive Loss

Six Months Ended June 30, 2019 (unaudited) and

for the Six Months Ended June 30, 2018 (unaudited)

	June 30, 2019	June 30, 2018
	$	$
Revenue	12,436,722	6,623,302
Cost of revenue	7,353,285	4,448,911
Operating income	5,083,437	2,174,391

Costs and other expenses
Administrative expenses	4,242,162	2,362,850
Interest expense	484,327	308,901
Depreciation	1,293,446	903,033

Loss before income tax expense	(936,498)	(1,400,393)
Income tax (benefit) expense	(146,082)	601,216
Net comprehensive loss	(790,416)	(2,001,608)

Basic loss per share	$ (0.12)	$ (0.31)
Weighted Average basic common shares outstanding	6,504,051	6,464,242

See accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Shareholder’s Deficit as of June 30, 2019 (unaudited)

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2018	6,494,709	64,947	9,282,918	(10,636,597)	(1,288,732)
Stock issuance	13,537	135	676,715	-	676,850
Stock issuance costs	-	-	(70,542)	-	(70,542)
Net loss	-	-	-	(790,416)	(790,416)
Balance, June 30, 2019	6,508,246	65,082	9,889,091	(11,427,013)	(1,472,840)

See Accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Cash Flows

Six Months Ended June 30, 2019 (unaudited) and

for the Six Months Ended June 30, 2018 (unaudited)

	June 30, 2019	June 30, 2018
Operating activities	$	$
Net loss	(790,416)	(2,001,608)
Adjustment to reconcile net loss to net cash used by
operating activities:
Depreciation expense	1,293,446	903,033
Deferred tax expense	(146,082)	601,216
Changes in operating assets and liabilities:
Inventories	(365,949)	(278,814)
Prepaid expenses and other current assets	(670,844)	(519,006)
Accruals and other liabilities	653,381	988,108
Net cash used in operating activities	(26,464)	307,071

Investing activities
Capital expenditures	(711,361)	(7,113,247)
Net cash used in investing activities	(711,361)	(7,113,247)

Financing activities
Advances from BrewDog plc	924,242	7,431,877
Issuance of common stock	676,850	-
Costs of issuance of common stock	(70,542)	(8,000)
Net cash provided by financing activities	1,530,550	7,423,877

Net increase in cash and cash equivalents	792,725	3,558
Cash and cash equivalents, beginning	724,963	577,908
Cash and cash equivalents, ending	1,517,688	581,466

Supplemental schedule of non-cash financing activities
Purchase of property and equipment in accruals and other
current liabilities	1,522,409	1,487,018

See Accompanying notes.

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2019

1. Organization and Description of Business

BrewDog USA Inc. (“BrewDog” or in the first-person notations of “we,” “us,” and “our”) was formed on April 22, 2015 as a wholly owned subsidiary of BrewDog Plc, a company incorporated in the United Kingdom. BrewDog and its wholly owned subsidiaries are engaged in the business of selling craft beer throughout the United States, under the legal entities: BrewDog Columbus LLC, BrewDog Brewing Company LLC, BrewDog Dogtap LLC, BrewDog Indianapolis LLC, BrewDog Licensing LLC, BrewDog NYC LLC and BrewDog Pittsburgh LLC.  BrewDog is headquartered in Columbus, OH and consists of the following:

•A taproom and brewery that opened in 2017 in Canal Winchester, OH

•Two bars that opened during 2018 in Columbus, OH

•A hotel attached to the brewery that opened during 2018 in Columbus, OH

2. Significant Accounting Policies

Presentation

The accompanying consolidated financial statements include the accounts of BrewDog and its wholly owned subsidiaries. BrewDog prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions of BrewDog and its wholly owned subsidiaries have been eliminated in consolidation. As of June 30, 2019, BrewDog Plc uses a centralized approach to treasury services to perform cash management for the operations of its affiliates, including BrewDog. As a result, BrewDog Plc funds BrewDog’s operating and investing activities, as needed, and any cash generated by BrewDog is transferred to BrewDog Plc. BrewDog Plc will provide financial support as required to BrewDog for a period of not less than 12 months from July 1, 2019.

Accounting estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could significantly differ from those estimates.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

Fair value measurement

We are required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or pay to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity-specific measurement. The fair value of certain assets and liabilities approximates carrying value, because of the short-term nature of the accounts, including other current assets and accounts payable.

Common stock

BrewDog issued common stock with no voting rights to the public in a series of Regulation A crowdfunding offerings in 2019, 2018, 2017, and 2016 as follows:

	2019 (unaudited)	2018 (audited)	2017 (audited)	2016 (audited)
Shares issued	13,537	30,467	92,181	56,272
Purchase price	$50.00	$50.00	47.50	$47.50
Maximum amounts subject to the Offering	$40 million	$40 million	$50 million	$50 million

In 2016, our Board of Directors approved a stock split of 63,157.89 to one outstanding common share.  At the same time, the authorized number of common shares was increased to 10,000,000. All per share and share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been adjusted to reflect the stock split.

Revenue

During the period of January 1, 2019 to June 30, 2019, revenue consisted of sales of our beer to United States based distributors and through self-distribution; sales of beer under a contract brewing arrangement; retail sales of beer, wine, food and merchandise at our bars; and rentals of rooms at our hotel. Sales of products are for cash or otherwise agreed-upon credit terms. BrewDog’s accounting policy is to exclude excise taxes from the measurement of revenues. Our payment terms vary by customer; however, the time period between when revenue is recognized and when payment is due is not significant. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. Our sales to distributors are purchase order driven and have a single performance obligation.  Revenue is recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon method of distribution and shipping terms. Our contract brewing sales are purchase order driven and revenue is recognized when control over the finished product transfers to the customer, which is when the specified order is delivered.  At our hotel, we have performance obligations to provide accommodations to hotel guests. We are entitled to a fixed nightly fee for an agreed upon period. These fees are payable at the time the hotel guest checks out of the hotel. We recognize the revenue from room sales on a daily basis, as the rooms are occupied and we have rendered the services.  Retail sales for merchandise, beer, and food at the taproom and bars are

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

recognized at the point of sale to the customer. Percentages of sales by selling channel are as follows:

	2019 (unaudited)	2018 (audited)
Sales to distributors	46%	38%
Retail sales	45% (hotel rooms were 8%)	51% (hotel rooms were 3%)
Contract brewing sales	9%	11%

Major customers

For the period of January 1, 2019 to June 30, 2019, one major customer accounted for at least 10% of revenues.  This customer accounted for 23% of our 2019 revenues. Two customers respectively accounted for 20% and 12% of our 2018.

Shipping and Handling

BrewDog records freight cost billed to customers for shipping and handling as revenue. Shipping and handling expenses related to costs incurred to deliver product are recognized within cost of goods sold. BrewDog accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

Cost of revenue

Cost of revenue for our brewing operations consists primarily of raw materials, labor and overhead costs. These costs include brewing materials, such as hops and malts, packaging materials, including cans, both direct and indirect labor, facility costs, inbound freight charges, utilities, maintenance costs, and other manufacturing overhead. Cost of revenue for our bar consists primarily of direct costs for labor, beer, wine, food and merchandise. The components of cost of net revenue are variable in nature, change with sales volume, are influenced by product mix and are subject to increases or decreases based on fluctuations in commodity costs.

Operating expenses

Administrative expenses are expensed as incurred, and also include all directly attributable costs from BrewDog Plc.

Foreign currency

The majority of our expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

balance sheet date. Transactions in foreign currencies are recorded at the prevailing rate at the date of the transaction, with foreign currency transaction gains and losses recorded in the consolidated statements of comprehensive loss.

Income taxes

We account for income taxes using the asset and liability method.  Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate.  We assess the realizability of deferred tax assets and provide a valuation allowance for deferred tax assets when it is more likely than not that at least a portion of the deferred tax assets will not be realized.  The realizability of deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction and also considers all available positive and negative evidence.

A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities.  Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination of the technical merits of the position, including resolutions of any related appeals or litigation processes.  The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.  See Note 8 for additional information.

Accounts receivable

Accounts receivable are included in the prepaid expenses and other current assets in the consolidated balance sheets. We derive the majority of our revenues from sales of our products to distributors and directly to the public. We establish an allowance for doubtful accounts on a case-by-case basis, considering changes in the financial position of a customer, when we believe the required payment of specific amounts owed to us is unlikely to occur. At June 30, 2019, we had no allowances for doubtful accounts.

Incentives and other reductions

In the course of selecting Columbus, Ohio, as the North American headquarters, BrewDog received agreements for certain economic incentives from various governmental entities. The incentives include employee income tax withholding reductions, training grants and development grants for fixed asset investments totaling approximately $1,000,000 that require BrewDog to meet certain investment, job and payroll amounts to receive the incentives. These incentives will be available to BrewDog through 2026. Additionally, BrewDog received a 15-year property tax abatement for the North American headquarters. These various incentives are recognized when there is reasonable assurance that the incentives will be received and BrewDog will be able to comply with the conditions attached to the incentives. At the time, the incentives will be recognized either in the consolidated statements of comprehensive loss for incentives related to income or the consolidated balance sheets for incentives related to assets in a systematic and rational basis over the periods in which the incentive applies and/or as expenses/costs for which the incentives are intended to compensate are incurred.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

Cash and cash equivalents

BrewDog considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash and cash equivalents.

Prepaid expenses and other current assets

Prepaid expenses consist of various payments that BrewDog has made in advance for goods or services to be received in the future. These prepaid expenses include advance payment for software, furniture, and service contracts requiring up-front payments.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients and packaging materials, are stated at the lower of cost (first-in, first-out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods includes retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future.

Property and equipment

Tangible fixed assets, other than land, are stated at cost or valuation less depreciation. Depreciation is provided at rates calculated to write off the cost or valuation less estimated residual value of each asset over its expected useful life, as follows:

1. Land	Not depreciated
2. Assets under construction	Not depreciated
3. Computer equipment	2 - 3 years of life on straight-line basis
4. Motor vehicles	25% on declining balance
5. Fixtures and fittings	10 - 25% on declining balance and 4 years of life on straight-line basis
6. Property and equipment	10 - 25% on declining balance and 2-4 years of life on straight-line basis
7. Buildings	4 - 50 years of life on straight-line basis
8. Leasehold improvements	Lesser of remaining term of lease or estimated useful life of the asset

Certain brewing equipment, included within property and equipment, is depreciated at 10% on the reducing balance method and has been allocated a residual value, dependent on the tank's use.

BrewDog capitalized interest of $0 in 2019 and $127,854 in 2018.

Depreciation expense was $1,293,446 and $903,033 for the six months ending June 30, 2019 and 2018,

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

respectively.

Deferred revenue

Proceeds from non-equity crowdfunding are recorded as deferred revenue within Accruals and other current liabilities and recognized in the income statement once the related products have been delivered.

Subsequent events

BrewDog has evaluated subsequent events occurring after the balance sheet date and through September 27, 2019, the date these consolidated financial statements were available to be issued. BrewDog has received approximately $400,000 from the parent, BrewDog Plc, subsequent to the period end, through September 27, 2019.

3. Accounting Pronouncement Recently Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes virtually all existing revenue recognition guidance. Under this standard, an entity is required to recognize revenue upon transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. As such, an entity needs to use more judgment and make more estimates than under the previous guidance. On January 1, 2018, BrewDog adopted the new accounting standard and all related amendments using the modified retrospective method which allows application only to the most current reporting period presented in the financial statements, with a cumulative effect adjustment to retained earnings. In accordance with the new revenue standard, revenue is recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon method of distribution and shipping terms.  The comparative years have not been restated and continue to be reported under the accounting standards in effect for those periods.  The adoption of the standard did not have an impact on the consolidated financial statements and no cumulative effect adjustment to retained earnings was recorded.  BrewDog did not record any contract assets, contract liabilities, or deferred contract costs upon adoption of the standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use (“ROU”) asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Under ASU 2016-02, lessees are permitted to use a modified retrospective approach, which requires an entity to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented for the year beginning December 30, 2018,

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

with early adoption permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), permitting the use of an alternative modified retrospective approach that would result in an entity recognizing a lease liability and ROU asset as of the effective date of the requirements, with all comparative periods presented and disclosed, in accordance with ASC 840, Leases requirements, changing the date of initial application to the beginning of the period of adoption. On January 1, 2019, the Company adopted the new accounting standard using the alternative modified retrospective approach, applying ASC 840 to all comparative periods, including disclosures. Upon adoption, the Company recognized ROU assets of $2.6 million and lease liabilities of $2.6 million.

4. Property and Equipment

Property and equipment consist of the following:

	June 30, 2019	December 31, 2018
	(unaudited)	(audited)
Land	1,118,148	1,118,148
Asset under construction	393,044	2,700
Computer equipment	448,274	429,475
Motor vehicles	98,743	98,743
Fixture and fittings	2,123,965	2,579,795
Property and equipment	19,410,023	18,814,181
Buildings / Leasehold improvements	20,106,169	19,943,963
Property and equipment	43,698,366	42,987,005
Accumulated depreciation	(4,601,162)	(3,307,716)
Property and equipment, net	39,097,204	39,679,289

5. Inventories

Inventories consist of the following:

	June 30, 2019	December 31, 2018
	(unaudited)	(audited)
Raw materials	1,137,451	1,004,814
Work in progress	260,390	135,874
Finished goods	466,956	358,160
Total inventories	1,864,797	1,498,848

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

June 30, 2019		December 31, 2018
(unaudited)		(audited)
Accounts receivable	1,138,694	448,403
Prepaid expenses	179,535	230,272
Other	56,916	25,625
Total prepaid expenses and other current assets	1,375,145	704,300

7. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	June 30, 2019	December 31, 2018
	(unaudited)	(audited)
Trade payables	1,544,780	993,983
Payables associated with property and equipment	1,522,409	1,482,076
Real estate taxes payable	39,724	58,110
Deferred revenue	306,335	324,168
Sales Tax payable	46,105	84,473
Wages payable	350,461	182,408
Other accruals	1,212,593	1,231,304
Total accruals and other current liabilities	5,022,407	4,356,521

8. Income Taxes

To assess the realization of deferred tax assets, we consider whether it is more likely than not that all or a portion of the deferred tax assets will not be realized prior to expiration. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.  Our scheduling of the timing difference reversals indicated that deferred tax liabilities may not reverse in sufficient time to allow us to utilize all net operating losses before expiration.  As a result, valuation allowances of $2,837,286 and $2,806,473 were recorded against the deferred tax assets at June 30, 2019 and December 31, 2018, respectively.

BrewDog assessed and implemented the Tax Cuts and Jobs Act provisions impacting fiscal 2018.  Under the provisions, BrewDog elected to take bonus depreciation on 100% of all eligible asset types, which increased the deferred tax liability balance. The remaining provisions such as GILTI, FDII, and BEAT had

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

no impact to BrewDog’s tax (benefit) expense, based on BrewDog’s company size and business model.

9. Commitments and Contingencies

Operating Leases

BrewDog leases bar and brewery facilities under noncancelable operating lease agreements. The lease agreements require BrewDog to pay taxes, maintenance, insurance and other occupancy expenses.  BrewDog’s lease agreements for bar locations are for 5 to 10-year periods with renewal options for additional 5-year periods. As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement to determine the present value of the lease payments. Based on the present value of the lease payments for the remaining lease term of the Company’s existing leases, the Company recognized ROU assets and offsetting lease liabilities of $751,788 upon adoption of ASU No. 2016-02 on January 1, 2019. ROU assets and lease liabilities commencing after January 1, 2019 are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less (“short-term leases”) are not recorded on the balance sheet and are recognized on a straight-line basis over the lease term. As of June 30, 2019, total ROU assets and lease liabilities were as follows:

Right-of-use assets:		Unaudited
Operating lease assets	Operating right-of-use assets	3,613,719
Lease Liabilities:
Current
Operating lease liabilities	Current operating lease liabilities	330,905
Non-current
Operating lease liabilities	Non-current operating lease liabilities	3,282,814

Rent expense for operating leases is recognized on a straight-line basis. Aggregate lease expense for the period ended June 30, 2019 was $207,452, consisting of $192,254 in lease expense for lease liabilities recorded on the Company’s balance sheet and $15,198 in short-term lease expense.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

Maturities of lease liabilities as of June 30, 2019 are as follows:

	Operating	Weighted-Average
	Leases	Remaining Term in
	(unaudited)	Years
2019	303,279
2020	553,899
2021	557,683
2022	536,501
2023	355,353
After 2023	2,168,815
Total lease payments	4,475,530
Less imputed interest (based on 4.125% weighted-average discount rate)	(861,811)
Present value of lease liability	$3,613,719	9.0

10. Operating Segments

BrewDog operates in a single operating segment and, thus, a single reporting segment.  Our chief operating decision maker evaluates the performance of the business overall with the mindset that our hotel and food offerings at our bars serve to build the strength of our brand.

11. Related Party Transactions

Our operations are funded by BrewDog Plc as an intercompany balance, repayable on demand. Total funding provided during the period of January 1, 2019 to June 30, 2019 amount to $924,242.

The payable of $39,516,396 to BrewDog Plc included in the consolidated balance sheet is the result of various transactions between BrewDog and BrewDog Plc. There are no terms of settlement, and interest is charged at applicable federal rates on the account balance. Total interest charged during the period of January 1, 2019 to June 30, 2019 amounted to $482,314. The balance is primarily the result of the establishment of BrewDog’s operations in the United States, and BrewDog being part of BrewDog’s participation in BrewDog Plc’s cash management program, wherein all of BrewDog’s cash receipts are remitted to BrewDog Plc and all cash disbursements are funded by BrewDog Plc. Other transactions include miscellaneous administrative expenses incurred by BrewDog Plc on behalf of BrewDog.

BrewDog Plc provided certain services to BrewDog including, but not limited to, executive services, accounting and legal services, and other selling, general and administrative expenses. The allocation method utilized by management of BrewDog Plc during the period from January 1, 2019 to June 30, 2019 was a charge of $168,302. The amount included in the consolidated statement of comprehensive loss by BrewDog for the period from January 1, 2019 to June 30, 2019, was $168,302 ($135,003 from January 1, 2018 to June 30, 2018).

DRAFT

Item 4.Exhibits

INDEX TO EXHIBITS

Charters (including amendments) *	Item 17.2
Bylaws*	Item 17.2
Material Contracts*	Item 17.6

* Previously filed with Offering Circular.

DRAFT

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on September 27, 2019.

BREWDOG USA, INC.

By: /s/ Neil Simpson
Chief Financial Officer & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title

By: /s/ James Watt	Chief Executive Officer & Director
BrewDog USA Inc.
September 27, 2019

By: /s/ Neil Simpson	Chief Financial Officer & Director
BrewDog USA Inc.
September 27, 2019